SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended May 2001	Commission File Number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BIRCH MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2001

(UNAUDITED)

	March 31, 2001		December 31, 2000

ASSETS
Current Assets
Cash and Short Term Investments	2,207,933		2,823,715
Restricted Short Term Investments	39,628		38,000
Accounts Receivable	17,161		64,422
Other Current	31,551	2,296,273	10,034	2,936,171

Investments	15,930		15,930
Capital Assets	205,552		200,587
Mineral Exploration Costs(Note 3)	-	221,482	8,338,431	8,554,948

Total Assets		$2,517,755		$11,491,119

LIABILITIES & SHAREHOLDER’S EQUITY
Current Liabilities
Accounts Payable		$281,815		$385,462
Share Subscription Deposit		73,357		-
Shareholder's Equity
Common Share Capital (Note 5)	24,581,830		24,633,830
Deficit	(22,419,247)	2,162,583	(13,528,173)	11,105,657

Total Liabilities and Shareholder's Equity		$2,517,755		$11,491,119

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2001
(UNAUDITED)

	March 31, 2001	March 31, 2000

EXPENSES
Shareholder Services and Promotion	52,771	83,081
Salaries, Management Fees and benefits	119,430	98,791
Office & Lab	81,266	58,454
Professional Fees	178,655	58,920
Research Cost	50,235	1,845
Amortization	13,451	10,766
Mineral Cost & Analysis	130,551	-

LOSS BEFORE THE FOLLOWING	626,359	311,857
Interest and Other Income	(21,716)	(18,877)
Write-down of Mineral Exploration Costs	-	1,434

LOSS BEFORE INCOME TAXES	604,643	$294,414
Future Income Tax Recovery	(52,000)	-

NET LOSS FOR THE YEAR	$552,643	294,414
DEFICIT AT BEGINNING OF PERIOD (previously reported)	13,528,173	9,997,545
Adoption of Accounting Policy (Note 2)	8,338,431	-

DEFICIT AT BEGINNING OF PERIOD (Restated)	$21,866,604	9,997,545

DEFICIT AT END OF PERIOD	$(22,419,247)	$(10,291,959)

LOSS PER SHARE: BASIC AND FULLY DILUTED	$(0.02)	$(0.01)
SHARE CAPITAL
ISSUED AND OUTSTANDING	33,552,966	31,567,075
FULLY DILUTED BASIS	37,242,497	36,903,725

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2001
(UNAUDITED)

	March 31, 2001		December 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES
Cash Received from Interest	21,716		16,610
Cash Paid to employees	(202,065)		(101,791)
Cash Paid to Suppliers	(488,746)	(699,095)	(39,942)	(124,123)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash	-		2,925,535
Advance Deposit Share Subscription	73,357		-
Share Issuance Costs	-	73,357	(47,248)	2,878,287

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Capital Assets	(18,416)		(41,148)
Mineral Exploration Costs	-	(18,416)	(570,713)	(611,861)

INCREASE (DECREASE) IN CASH		($614,154)		$2,142,303
CASH AT BEGINNING OF PERIOD		2,861,715		943,558
CASH AT END OF PERIOD		$2,247,561		$3,085,861

BIRCH MOUNTAIN RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2001
(UNAUDITED)

1.   Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2000 with the exception detailed in note 2 below. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2000.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2.   Adoption of Accounting Policy

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage (see Note 3). Pursuant to the Adoption for this guideline the Company's accounting policy with respect to mineral properties and deferred exploration costs commencing January 1, 2001 was to expense them and only defer the costs when it is probable that they will be recoverable from the future operations of the related project.

For the year ended December 31, 2000, the mineral leases and permits are recorded at cost. Cost includes cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures are capitalized and deferred until the leases and permits to which they relate are placed on production, sold, allowed to lapse, or abandoned. These costs will be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits are sold, allowed to lapse, or abandoned. The Company assess the carrying value of these mineral exploration costs annually and based on estimates, adjusts the carrying amount for any impairments in value or surrender of permits or leases.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

3.   Mineral Exploration Costs

During the quarter ended March 31, 2000, the Company has adopted the requirements of Accounting Guideline 11, Enterprises in the Development State ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

	December 31, 2000	Accounting Policy Adjustment (Note 2)	March 31, 2000
Alberta	8,217,013	(8,217,013)	-
Manitoba	121,418	(121,418)	-

	8,338,431	(8,338,431)	-

4.   Stock Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2000 outstanding	1,920,000	.22-1.36	.85	2001-2004
Granted	408,750.60		.60	2006
Cancelled	(50,000)	.70	.70	2001

March 31, 2001 outstanding	2,278750	.22-1.36	.80	2001-2006

5.   Share Capital

Subsequent to March 31, 2001, 94,516 shares were issued and the share subscription deposit of $73,357 was moved to share capital.

The change in share capital during this first quarter is the result of the estimated tax benefits that will be renounced under flow-through share agreements.

6.   Future Income Tax Recovery

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

Based on the expenditures during this first quarter a future income tax recovery of $52,000 and a corresponding reduction in share capital have been recorded.

7.   Related Party Transactions during the Period

Included in shareholder services and promotion are amounts of $2,207 paid to a company controlled by the spouse of a director.

8.   Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a)	The balance of any unspent funds raised under a flow- through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $688,000 at March 31, 2001 (December 31, 2000 - $806,000).
b)	Mineral exploration costs are accounted for in accordanc with Canadian GAAP as discussed in Note 2. Until the change in accounting policy, this differed from the treatment for U.S. GAAP purposes. The Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration for U.S. GAAP purposes. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write-down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.
c)	Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.
d)	Shares held in escrow which are performance based, have been excluded from the loss per share calculation for U.S. GAAP purposes.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	March 31 2001	Dec 31 2000

Mineral exploration costs under Canadian GAAP	$ -	8,338,431
Exploration expenditures	-	8,338,431

Mineral exploration costs under U.S. GAAP	$ -	-

Deficit under Canadian GAAP	$22,419,247	13,528,173
Exploration expenditures	-	8,338,431
Future income taxes	922,064	870,064

Deficit under U.S. GAAP	$23,341,311	22,736,668

In addition, the impact on the consolidated statements of loss would be as follows:

	March 31 2001	March 31 2000

Net loss for the year under Canadian GAAP	$552,643	294,414
Exploration expenditures	-	1,970,713
Future income taxes	52,000	-

Net loss for the year under U.S. GAAP	$604,643	2,265,127

Loss per share under U.S. GAAP	$0.02	0.07

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at March 31, 2000, no compensation cost has been required to be recorded for any period under this method as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 49% for 2001 respectively, and an annual risk free rate of 5%. There were no options issued during 2000.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported

	March 31 2001	March 31 2000
Net loss under U.S. GAAP	604,643	2,265,127
Pro-forma stock compensation, after net tax affect	132,128	48,271
Pro-forma net loss under U.S. GAAP	736,771	2,313,398

Pro-forma loss per share under U.S. GAAP	0.02	0.07

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
May 29, 2001	/s/ Donald L. Dabbs DONALD L. DABBS Vice-President and CFO